

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2014

Mr. Richard J. Doleshek
Executive Vice President, CFO and Treasurer
QEP Resources, Inc.
1050 17th Street, Suite 500
Denver, CO 80265

     Re: **QEP Resources, Inc.**
              Form 10-Q for Quarter Ended March 31, 2014
              Filed May 7, 2014
              File No. 1-34778

Dear Mr. Doleshek:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Brad Skinner

                        Brad Skinner
                        Senior Assistant Chief Accountant